Exhibit 99.1

TIDAL ROYALTY CORP.

Paul Rosen Announces Holdings in Tidal Royalty Corp.

PAUL ROSEN

161 Bay Street, Suite 4010 Toronto, ON M5J 2S1

Tel: 647-348-8743

January 11, 2019 - Paul Rosen (“Mr. Rosen”) announces the acquisition of the following securities of Tidal Royalty Corp. (“Tidal Royalty”) of 789 West Pender Street, Suite 810, Vancouver, British Columbia, V6C 1H2: (i) 12,000,000 special warrants (each, a “Special Warrant”) at a price of CA$0.05 per Special Warrant (for aggregate consideration of CA$600,000) on February 8, 2018 as part of a non-brokered private placement of Special Warrants of Tidal Royalty, each of which Special Warrants converted into one common share of Tidal Royalty (a “Share”) and one common share purchase warrant (a “Warrant”) of Tidal Royalty on June 8, 2018; (ii) 4,695,000 Shares on the public market of the Canadian Securities Exchange in a series of transactions from July 13, 2018 to December 21, 2018 at prices ranging from US$0.095 to US$0.67 per Share (for aggregate consideration of US1,194,013.08); and (iii) 4,620,000 stock options to acquire 4,620,000 Shares on June 22, 2018 and 250,000* stock options to acquire 250,000 Shares on December 12, 2018 (together, the “Options” and each an “Option”) (collectively, the “Reportable Transaction”). *2,000,000 stock options to acquire 2,000,000 Shares were awarded to Mr. Rosen on December 12, 2018 however per the vesting terms only 250,000 Options are exercisable for Shares within 60 days following the date of this press release.

Immediately prior to the Reportable Transaction, Mr. Rosen did not own or exercise control or direction over any securities of Tidal Royalty. Following the Reportable Transaction, Mr. Rosen held direct ownership of 16,695,000 Shares representing approximately 6.39% of the 261,397,661 issued and outstanding Shares of Tidal Royalty. Mr. Rosen also holds 4,870,000 Options and 12,000,000 Warrants for the purchase of an additional 12,000,000 Shares. Assuming the exercise of both the Options and Warrants in full, Mr. Rosen would own a total of 33,565,000 Shares, or approximately 12.06% of Tidal Royalty’s then 278,267,661 issued and outstanding Shares (assuming no other Shares are issued).

The Special Warrants, Shares and Warrants were acquired by Mr. Rosen for investment purposes. Mr. Rosen may acquire additional securities or dispose of existing securities on the basis of Mr. Rosen’s assessment of market conditions and in compliance with applicable securities regulatory requirements.

This news release is being issued pursuant to Part 3 of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators. A copy of the early warning report filed by Mr. Rosen in connection with the acquisition of the securities is available on Tidal Royalty’s SEDAR profile and can also be obtained by contacting Tidal Royalty as set out below.

For further information please contact:

Tidal Royalty Corp.

Terry Taouss, President

Email: terry@tidalroyalty.com

Phone: 647-348-8743